Filed by Neogen Corporation pursuant to
Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.

Subject Company: Neogen Corporation
Commission File No.: 000-17988

The following presentation will be used by Neogen Corporation commencing April 21, 2022 in connection with certain investor meetings and other activities the company is participating in.

 Neogen Overview  April 2022

 Disclaimer    Cautionary Notes on Forward Looking StatementsThis communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Neogen Corporation (“Neogen”), 3M Company (“3M”) and Garden SpinCo Company (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined Neogen-SpinCo company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.These forward-looking statements are based on Neogen and 3M’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Neogen and 3M’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that the required approval by the stockholders of Neogen may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the timeframe expected by Neogen, 3M and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Neogen and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14) the risks that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of 3M; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Neogen and 3M’s reports filed with the SEC, including Neogen and 3M’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including Neogen’s registration statement on Form S-4 (Reg. No. 333-263667), Neogen’s preliminary proxy statement filed with the SEC on March 18, 2022 and SpinCo’s registration statement on Form S-4 and Form S-1 (Reg. No. 333-263669), in each case filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.Any forward-looking statements speak only as of the date of this communication. None of Neogen, 3M or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.Important Information About the Transaction and Where to Find ItIn connection with the proposed transaction, on March 17, 2022, Neogen filed a registration statement on Form S-4 (Reg. No. 333-263667) that includes a prospectus relating to the shares of Neogen common stock to be issued in the proposed transaction and SpinCo filed a registration statement on Form S-4 and Form S-1 (Reg. No. 333-263669) in connection with its separation from 3M that contains a prospectus relating to the shares of SpinCo common stock to be issued in the proposed transaction (as they may be amended or supplemented, the “Registration Statements”). In addition, on March 18, 2022, Neogen also filed a separate preliminary proxy statement with the SEC with respect to the special meeting of Neogen shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUSES, PRELIMINARY AND DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE MADE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NEOGEN, 3M, SPINCO AND THE PROPOSED TRANSACTION. The Registration Statements, proxy statement and other documents relating to the proposed transaction (as they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The Registration Statements, proxy statement and other documents (as they become available) can also be obtained free of charge from 3M upon written request to 3M Investor Relations Department, Bldg. 224-1W-02, St. Paul, MN 55144, or by e-mailing investorrelations@3M.com or upon written request to Neogen’s Investor Relations, 620 Lesher Place, Lansing, Michigan 48912 or by e-mailing ir@neogen.com.Participants in the Solicitation This communication is not a solicitation of a proxy from any investor or security holder. However, Neogen, 3M and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Neogen in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Neogen in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Registration Statements and proxy statement referenced above that are filed with the SEC. Information about the directors and executive officers of Neogen may also be found in its Annual Report on Form 10-K filed with the SEC on July 30, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders filed with the SEC on August 31, 2021. Information about the directors and executive officers of 3M may be found in its Annual Report on Form 10-K filed with the SEC on February 4, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting of Stockholders filed with the SEC on March 24, 2021. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statements and preliminary proxy statement filed with the SEC.No Offer or SolicitationThis communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

     Today’s Presenters  John AdentChief Executive Officer  CEO of Neogen since 2017Previously CEO of Patterson Animal Health and CEO of Animal Health International  Steve QuinlanChief Financial Officer  CFO of Neogen since 2011Previously CFO of Detrex Corporation

 Neogen’s Mission and Vision for the Future  We will continue to play a key role in enhancing the safety, quality and quantity of the global food supply for our rapidly growing population  The mission of   Neogen Corporation  is to be the leading company  in the development and marketing  of solutions for food and animal safety  Our VISION for the FUTURE  For almost 40 years we have been committed to improving the security of the global food supply

 A Unified Food Security Solution                      Genomic Improvement  Regulatory Focus  Biosecurity & Hygiene  Diagnostic Screening  Processing  Testing and Compliance  Consumer  Agriculture andFarm Production  Feed Production  Food Security

 Neogen At a Glance  Strong Growth Profile   ~9%FY 2021 Organic Growth Across the Portfolio  50+ Acquisitions Historically  ~15%22-Year Revenue CAGR(1)  Source: Company filings and FactSet.Note: U.S. dollars in millions. Financials reflect LTM period as of November 30, 2021 and represent the Neogen standalone business.(1) Reflects period from FY 2000A – FY 2021A.  Diversified Global Platform  $503mmLTM Revenue  ~50% / ~50%Food / Animal Safety Revenue Mix  ~95% / ~5%Consumables / Hardware Mix

 Neogen’s Solutions  Food SafetyProtecting the Food Supply  Animal SafetyEnsuring Wellbeing of Livestock & Pets  GenomicsImproving Food Security  Product offerings across Neogen's food safety, animal safety and genomics platforms help solve our customers’ global food security challenges              Corporate and Food Safety Headquarters: Lansing, Michigan  Headquarters: Lexington, Kentucky  Headquarters: Lincoln, Nebraska  Genomics products enable protein producers to make educated breeding decisionsSolutions improve efficiency of herds, help breed associations verify parentage, and enable food safety professionals to identify bacterial strains associated with disease outbreaks  Animal safety products for animal protein, animal performance and companion animal segmentsSolutions include veterinary instruments and supplies, wound care and injectables, cleaners and disinfectants for farm and veterinary settings, insecticides and rodenticides to limit the spread of disease  Food safety products that reach all segments of the food, beverage and feed industries Solutions include rapid diagnostics for the detection of unintended substances, sanitation verification tools and innovative pathogen tests

 Neogen’s Product Offerings Detail  Drug detection immunoassay test kits  Natural Toxins, Allergens & Drug Residues  Rodenticides, Insecticides & Disinfectants  Test kits for food allergens, mycotoxins, and foodborne pathogens  Cleaners, disinfectants and insecticides for food safety customers  $79   $37   +6%   Bacterial & General Sanitation  ATP sanitation testsPathogens test kits Listeria test kits  $46   +13%   Culture Media & Other  Applications include bacterial testing and the growth of beneficial bacteria  $69   +36%   +15%   Lab testing services for large-herd beef, dairy cattle, swine and poultry, along with 16S metagenomics and STEC confirmation   Food Safety Genomic Services  $22   +16%   LTM Total Food Safety Revenue $230mm (+17% YoY)  Rodenticides, Insecticides & Disinfectants  Veterinary Instruments & Disposables  Animal Care & Other  Life Sciences  Ramik and HavocAcid-A-Foam and FarmFluid S  Instruments used for the delivery of antibiotics and vaccines  Wound careInjectable vitamin products  $79   $57   $39   $6   +7%   Animal Safety Genomic Services  Lab testing services for large-herd beef and dairy cattle, swine and poultryLab testing services for companion animals   $70   +12%   +30%   +25%   +3%   Category  LTM Rev.  YoY % Growth  Category  LTM Rev.  YoY % Growth  Category  LTM Rev.  YoY % Growth  LTM Total Animal Safety Revenue $181mm (+17% YoY)  LTM Total Genomics Revenue $92mm (+13% YoY)  Food SafetyProtecting the Food Supply  Animal SafetyEnsuring Wellbeing of Livestock & Pets  GenomicsImproving Food Security  Note: U.S. dollars in millions. Financials reflect LTM period as of November 30, 2021. Numbers may not sum to 100% due to rounding.

   Market Size  LT Growth Rate  Neogen’s Market Opportunity  Serving Large and Growing Markets…  …with Attractive Long-Term Fundamentals  Significant opportunity to achieve long-term success in this attractive and rapidly growing category  Food Safety  Animal Safety  Genomics  $18 – 25 billion  6 – 8%  $50 – 60 billion  4 – 6%  ~$1 billion  10 – 15%  Significant Tailwinds  Increasing Supply Chain Complexity                  Processor                Manufacturer                  Regulator      Retailer                        Shipper        Consumer                Grower                Increasing health conscious consumersIncreasing food allergiesCOVID crisis impact on food safety concernsRising incomes in emerging marketsTechnology innovation leading to broader adoption of testing across supply chainIncreasing incidents with pathogen contamination  Note: Market sizes and growth rates per management estimates.

 Neogen’s Digital Technologies  Neogen’s digital ecosystem combines leading diagnostics and analytical digital solutions to achieve: plant mapping and aggregated data services, enhanced customer value associated with the digital platform and compelling SaaS business models in food production plants  Food Safety Analytics  Genomics  Blockchain  Major investment in digital products following the FDA’s ‘Smarter Era of Food Safety’Increased testing and complexity creates needs for digital platforms  Improving feed efficiency with cattle genetic testingData services core competency  Well-positioned with genomics and supply chain traceabilityLegislation and consumer preferences creating demand

 How Neogen Wins in the Marketplace  Neogen’s comprehensive offering is well-positioned to offer value across a broad range of industries, technology platforms and markets   Brand  Product Offering  Product Innovation  Customer Intimacy  Global Footprint   Reputation of dependability, trust and care at every step of the global food supply chainGenomics, Biosecurity, Veterinary Care and Advanced Diagnostics protect the global food supply  Broad product offering across food safety diagnostics, animal care products and genomics productsDiagnostics are fast, accurate, cost effective and easy to use  ~110 scientists working together to create next generation tools to support overall Food SecurityRobust product development engine with several launches planned for next few years  Over 500 sales staff globally including sales management, key account directors, territory managers and inside sales representatives directly interfacing with our customer base dailyMultilingual Customer Service staff engaging customer base  Sales offices in 13 countries, manufacturing in U.S., U.K. and BrazilPresence in >140 countries (direct or distribution partner)

 Neogen and 3M Food Safety – A Compelling Combination  Creating a Global Leader in Food Security  (1) Estimated revenue for the pro forma company in first 12 months post-close.      Neogen  3M Food Safety  A leading pure play food security company, spanning food safety, animal safety and genomics  Comprehensive product offerings and deep customer relationships  Double-digit long-term revenue growth track record through strong organic growth and M&A  Established genomics, analytics and blockchain capabilities  Strong management team with >2,000 talented employees globally  A leader in food safety solutions  A leading Indicator Testing brand with PetrifilmTM and expanded product offering serving a global customer base  Double-digit long-term revenue growth track record  Premium margin profile with >95% revenue from consumable products  ~470 talented employees globally        Combined Company  Broaderproduct offerings to enhance customer solutionsIncreased resources to serve global customersShared innovation expertise and customer focus  ~$1 billion expected revenue trajectory(1)  ~10%expected long-term revenue growth rate  ~30%expected EBITDA margin

 Neogen and 3M Food Safety Combination Highlights  Combination of complementary food safety businesses creates a leading globalpure play food security company with an expected ~$1 billion revenue trajectory(1)  1  Opportunity to accelerate growth and enhance margins due to thesynergistic nature of the combined company  7  Expansive product solutions enable the combined company to provide solutions for a global customer base  2  Food Safety  Strong financial profile: expected double-digit revenue growth, ~30% EBITDA margins and robust FCF generation to support deleveraging and efficient capital allocation  6  Global infrastructure and detailed integration plan in placeto optimize value from the combination  5  Complementary, diverse, blue chip customer base across the combined product offering  3  Innovation engine to create breakthrough products in existing areasand capitalize on genomics and analytics opportunities   4  (1) Estimated revenue for the pro forma company in first 12 months post-close.

   Expansive Product Offerings  Combination improves weighting towards stable growth food safety business with strong positions in attractive product categories  Neogen  3M Food Safety  Combined Company  Toxins, Allergens & Residues  Bacterial & Sanitation  Culture Media  Other Food Safety  Genomics  Animal Safety   Indicator Testing  Genomics  Culture Media  Bacterial & Sanitation  Other Food Safety  Toxins, Allergens& Residues  Animal Safety   Indicator Testing  Hygiene Monitoring  Sample Handling  Pathogen Detection  AllergenTesting      ~50% Food Safety(1)  ~100% Food Safety  ~70% Food Safety  Note: Reflects approximate revenue mix. Bacterial & Sanitation includes Hygiene Monitoring, Sample Handling and Pathogen Detection. Toxins, Allergens & Drug Residues includes Allergen Testing.(1) Includes food-safety related genomics revenue.  % of Revenue  % of Revenue  % of Revenue

     Complementary, Diverse, Blue Chip Customer Base  Food & Beverage  Contract Labs  Other    Deep relationships and enhanced capabilities add value to food processors, contract labs and other end markets, including non-food adjacencies

 Robust Innovation Engine  Neogen  3M Food Safety  Long-Standing History of Innovation                  35+ years  35+ years  Combined 70+ years of industry-defining innovation      Combined Company  ~60 successful products developed over last 2 years  Category defining innovation (e.g., Petrifilm™)  New product innovations contributing to enhanced growth potential  Recent Successful New Product Innovations            ~100 granted patents + ~25 pending patent applications  ~360 granted patents + ~125 pending patent applications  An expanded patent portfolio with ~460 granted patents  Expanded Patent Portfolio                  ~110 scientists & engineers  ~90 scientists & engineers  ~200 scientists & engineers  Deeply Experienced Team          Combined company will have extensive R&D capabilities with deep knowledge in microbiology, genomics, biochemistry, immunodiagnostics and instruments    ~50 new products in development and slated for launch over next 2 years  ~5 new products in development and slated for launch over next 2 years  ~55 new products in development   Fulsome Pipeline of New Product Innovations

 Proven Track Record of New Product Innovation  Neogen’s and 3M Food Safety’s successful histories of product innovation (~60 product launches over last 2 years) highlight robust innovation pipeline underlying their respective growth stories  New Product  Description  Strategy  Value Proposition  3M Environmental Scrub Sampler with Wide Spectrum Neutralizer  3M PetrifilmTM Reader Advanced  Neogen  3M Food Safety  Effectively neutralizes commonly used sanitizers and disrupts biofilm to enhance sample collection; first and only sample collection device to be granted AOAC-PTM  Improves productivity around 95% utilizing AI algorithms to analyze 11 PetrifilmTM Plates in <6 seconds  Compatible with 3M detection platforms (Indicators and Pathogens) and enhances the total solution for the micro testing process  Part of the automation platform to drive growth by addressing the need for higher productivity in Food Processors and Contract Labs  Integrated solution with a unique Scrub Dot technology; effectively disrupts biofilm to enhance sample collection process  Provides consistent and accurate enumeration across multiple 3M PetrifilmTM Plates  D3X Detectable Needle   APA-NG and Neogen Analytics  Next generation of detectable needle which allows for broken needle cannula to be detected and extracted at farm level  Wi-Fi and integrated device for real time ATP testing, provides verification of sanitation in real-time  Adds a layer of highly visible detection and easy extraction if cannula were to break, and is still detectable at plant level  Provide additional value through visualization, workflows, and ease of use with Neogen Analytics  IP protected design adds a new level of food security which saves time, labor, and handling of pigs if a needle were to break  Combines unique SaaS offering with device use, and aggregated data capabilities

   Bridgend      Canada      UnitedStates      Mexico      Chile      Argentina      Brazil      Uruguay      Scotland      Ireland      England      Italy      India      China      Australia        CentralAmerica      LansingExpansion      NEOGEN OfficeGenomics Lab New FacilityNew Sales & Marketing  Combined company will cover the globe designing, manufacturing and delivering food security products and services  Global Infrastructure to Capture Growth Opportunity  New Lansing facility expansion.  Bridgend facility manufactures 3M Food Safety hygiene monitoring products.

 Preliminary Integration Planning Update  Neogen Integration Management office has been established to drive process & value creation  IT  Supply Chain  Manufacturing Facility Footprint  Personnel / Human Resources  Go-forward ERP and CRM solutions selectedERP footprint draftedDiscovery sessions and integration program underway  Indirect procurement to be assumed day 1Direct procurement to be assumed by end of transition servicesPresents opportunity for cost synergies  Manufacturing transition plan finalizedNew Lansing site to be operational by end of transition servicesStand-up of Bridgend facility on day 1New R&D and technical service laboratories in Minnesota to retain critical talent  Central change management & communications team establishedInitiatives to ensure smooth 3M Food Safety employee integration underwayTools for day 1 employee experience under development

 Strong Pro Forma Financial Profile  Revenue  Adjusted EBITDA  Adjusted EBITDA Margin  Net Leverage(at closing)  Neogen  3M Food Safety  Combined Company  Mid $500 million  Mid $400 million  ~$1 billion  ~$125 million  ~$175 million  ~$300 million  >20%   ~40%   ~30%   <2.5x  Combination is expected to enhance Neogen’s financial profile, with expected double-digit revenue growth and ~30% EBITDA margins  Expected financial profile in the first full year post closing  Adjusted Gross Margin %  High 40%  Low 60%  Low 50%

 Well-Positioned to Extend Track Record of Growth  22-Year CAGR: ~15% (organic + M&A)  22-Year CAGR:~10% (largely organic)  Neogen  3M Food Safety      22-Year Combined CAGR: ~13%   Both Neogen and 3M Food Safety have a long track record of double-digit revenue growth  Neogen and 3M Food Safety Revenue Growth (FY2000 – FY2021)  Note: Financials reflect fiscal year ending May 31.

 Compelling Value Creation Expected Via Synergies  Manufacturing efficienciesSupply chain initiatives  Organization optimization  Leverage best practices from Neogen and 3M Food Safety commercial groupsDeploy resources on targeted basis to high potential / high priority opportunities  Comprehensive combined offering of food safety solutions can be delivered to an aggregate global customer base and enhance value through depth and breadth of the portfolio  Growth Synergies  ~$15 million EBITDA Contribution by Year 3(~$40 million Revenue)  Cost Synergies  ~$15 millionEBITDA Contribution by Year 3  Cross-Sell Opportunities  Increased Resource Allocation  Cost of Goods Sold  G&A and Other      Targeting EBITDA contribution from growth and cost synergies of ~$30 million by Year 3

 Key Takeaways  Compelling opportunity for investment exposure in attractive, high-growth food security arena  Expansive product solutions enable Neogen to provide solutions for a global customer base  Robust innovation pipeline creating breakthrough products and capitalizing on genomics and analytics opportunities   Established global presence with ample opportunity for further international growth  Complementary and diverse customer reach  Strong financial profile: expected ~$1bn revenue trajectory(1), double-digit growth and ~30% EBITDA margins  (1) Estimated revenue for the pro forma company in first 12 months post-close.  1  2  3  4  5  6